Exhibit 16.1





September 28, 2005


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:


We were previously principal accountants for Neoprobe Corporation and, under the date of March 31, 2005, we reported on the consolidated financial statements of Neoprobe Corporation as of and for the years ended December 31, 2004 and 2003. On September 27, 2005, we resigned. We have read Neoprobe Corporation's statements included under Item 4.01 of its Form 8-K dated September 27, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Neoprobe Corporation's statements that the change was approved by the Board of Directors and that BDO Seidman LLP was not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Neoprobe Corporation's consolidated financial statements.

Very truly yours,

/s/ KPMG LLP